Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Monday April 20, 2026

The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	Unlisted options expiring 15 April 2031, ex $0.009	27,000,000	17/04/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is
New announcement

1.5 Date of this announcement

20/4/2026

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
does not have an existing ASX security code ("new class")

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code

New class - code to be confirmed

+Security description

Unlisted options expiring 15 April 2031, ex $0.009

+Security type

Options

ISIN code

Date the +securities the subject of this notification were issued

17/4/2026

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.00900000	15/4/2031

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://app.sharelinktechnologies.com/announcement-preview/asx/0e52c57244a1691e13a67c0caf2d50fb

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

27,000,000

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	10,875,416,329
ATHO : OPTION EXPIRING 31-AUG-2026	931,232,089
ATHOA : OPTION EXPIRING 26-FEB-2027	1,222,300,911

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	10,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,500,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.013	11,500,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.0086	312,400,200
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.01	15,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAL : OPTION EXPIRING 09-JAN-2031 EX $0.008	18,000,000
ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.0057	43,500,000
ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.0057	61,500,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667
ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	40,000,200

New class - code to be confirmed : Unlisted options expiring 15 April 2031, ex $0.009	27,000,000

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

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